SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               AMENDMENT NO. 1 to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           ANTHEM RECORDING WEST, INC.
                           ---------------------------
                 (Name of Small Business Issuer in its Charter)


CALIFORNIA                                                            33-0835561
----------                                                            ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


11423 West Bernardo Court, San Diego, California             92127
------------------------------------------------             -----
(Address of principal executive offices)                     (zip code)


Issuer's telephone number: (858) 675-4445

Securities to be registered under Section 12(b) of the Act:


        Title of each class                    Name of each exchange on which
        To be so registered                    each class is to be registered

        Common Stock                           OTC Bulletin Board
        ------------                           ------------------


Securities to be registered under Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

COVER PAGE                                                                   1

TABLE OF CONTENTS                                                            2

PART 1                                                                       3

         DESCRIPTION OF BUSINESS                                             3

         DESCRIPTION OF PROPERTY                                             3

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES             3

         REMUNERATION OF DIRECTORS AND OFFICERS                              10

         SECURITY OWNERSHIP OF MANAGEMENT AND                                11
                  CERTAIN SECURITYHOLDERS

         INTEREST OF MANAGEMENT AND OTHERS IN                                11
                  CERTAIN TRANSACTIONS

         SECURITIES BEING OFFERED                                            11

PART II                                                                      12

         MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS                       12
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         LEGAL PROCEEDINGS                                                   12

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                       12

         RECENT SALES OF UNREGISTERED SECURITIES                             12

         INDEMNIFICATION OF DIRECTORS AND OFFICERS                           12

PART F/S                                                                     13

         FINANCIAL STATEMENTS                                                13

PART III                                                                     13

         INDEX TO EXHIBITS                                                   13

SIGNATURES                                                                   14

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6. Description of Business

                                    BUSINESS

The Company is a development stage company. The Company was incorporated in California on January 4, 1999, as "Anthem Recording West, Inc., Inc.", with authorized capital of fifty million (50,000,000) shares of common stock, par value $0.001 per share. There have been no amendments to the Company's charter.

On January 31, 1999, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,100,000 shares of its common stock at a price of $0.05 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $51,000 for purchase of existing business and song rights, $12,000 for officers salaries, $10,000 for legal fees, $7,500 for consulting fees, $5,000 for song production, $5,000 for musician talent search, $5,000 for multimedia promotions, $3,000 for incorporation expenses, $2,500 for travel expenses, $2,000 for stock transfer agent, and $2,000 for accounting fees. On March 31, 1999, this offering was completed with all shares being sold and issued for a total of $105,000 being received by the Company. A Form D was filed on March 31, 1999.

The going opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to part F/S, is as follows:

     "We have audited the accompanying balance sheet of Anthem Recording West, Inc. a California Corporation as of July 31, 1999, and the related statements of income, retained earnings, and cash flows for the year ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Anthem Recording West, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles."

The consumer may access the Company at their corporate headquarters, located at 11423 West Bernardo Court, San Diego, California 92127 or by phone or at (858) 675-4445 or by fax at (858) 675-4443.

Company Background

The Company is in the publishing industry. The Company feels that by finding new and original material in the market, that has not yet been represented, it can be successful. This theory has resulted in the Company conducting several different interviews with potential clients. Spanning from Florida to California, and Seattle to Phoenix, there has been a flood of maturing and talented writers looking for assistance in their respective careers. The Company has engaged in negotiations with five of these such talents since inception. Contracts and funds are being contemplated to be committed for such projects as remixing of original materials, demo CDs and writing enhancements for existing material. In the process of funding the freshest talent available, the Company has on various occasions retained the services of consultants within a city in order to locate the best candidates recording in the more obscure music studios. The purpose of this stratagy for the Company, is to take full advantage of the largest pool of overlooked talent residing in various cities throughout the country. The most significant and prestigious recording studious deal primarily with established talents and musical acts with enourmous financial backing. This reduces their own financial loss in any matter they mey pursue. The opportunity to cultivate, in the earliest stages, talents and music, songs and bands create the highest profit potential for the Company. The Company follows the same business model that would be employed by professional sports, such as professional football, baseball, basketball, and hockey.

As the sports industry expanded its popularity, the so-called "talent scouts" looked to the long term college athletes in irder to determine the best up and coming talent, but after a short while, the potential pool dried up from over extensive scouting. The answer to this problem, from which professional sprts have been able to launch its extreme popularity jump, was to find talent in the earlier stages, i.e.: early college, high school, and the like. The Company is ustilizing this business model from the sports industry in the music and talent industry. Utilizing this "scouting" aspect, the Company can sift through people and talents that deserve an opportunity to reach their fullest potential.

The Company has discovered what it believes to become excellent talent at the perfect time. Revenues from a single Beatle's song, charted, but not in the top ten, from the publishing value, has generated over $100,000,000. The value placed on that song continues to clibm as each year passes. When the Company finds, enhances, and promotes that talent to its fullest potential, the profitability of the Company becomes closer to inevitable. The Company believes that it has engaged with groups and individuals that will bring the Company to the place of publishing recognition. This window of opportunity, engagaed with raw and explosive talent, has required the Company to use both its financial resources as well as its various industry contacts. Many of thise contacts have a self valuedue to the nature of the music business. Without hesitation, the combination of contacts and sctual expenditures create for the Company, limitless opportunities to generate income and to establish profit for the shareholders. While no business can guaruntee succes, the music business is a fourum that is continually expanding, gorwing and developing, thereby giving the Company the potential to achieve financial rewards.

Currenty, the contracts that the Company is using, reange from letters of intent to offer to contracts of song representation. The pupose of these or any other contracts is to establish in writing what has been agreed upon orally. Regardless of the debate, whether of not noncomplete contracts in real estate of halographic wills are acceptable, aren't specifically in the State of California, A.S.C.A.P. and all other music industry regulators require written form of agreement. This of course for the purpose of eliminating lawsuits and general disagreements which result in the loss of billions of dollars and is ultimately passed on to the public in the form of higher consumer prices. The other purpose for the Company to maintain cintracts in to keep an orderly system of tracking and filing clients.

The method of production is one of the key advantages that the Companyhas over the general competition. In association with the Company's studio, temporarily located in Phoenix, Arizona, the Company offers 24 hour availability and priority in song development and prodution. The quality and song production emitting from the Phoenix studio has earned it several significant awards and acknowledgements in the music industry. From having musical equipment (also referred to as "gear") that is state-of-the- art, the Phoenix studio has been awarded as one of the best recording studios by Mix Magazine, one of the foremost authorities on recording production studio . In addition to local and state acknowledgement, this studio has also placed songs on the charts of Billboard Magazine, the single greatest authority on song acivity in the world

A major Component of Production is the marketing of the songs and talent. Marketing can and will be expressed through all types of media, including but not limited to print, radio, television, the Internet, and word of mouth. Funds from the Company have not only been used to find the prospects and talent, but also to develop the most powerful marketing tools for each particular project so as to maximize the chances for success. The most popular form of media today is the Internet, growing at an exceptional rate and occupying the most powerful audience worldwide. The profit potential for this medium is incredible and most easily obtainable for the price available. To secure this medium, the Company is in the process of developing a site and name domain status to best suit the Company's needs.

Within the marketing venture of the Company lie many aspects, including packaging and presentation. The presentation of the finished project or significant demos is important to distinguish themselves from other groups and individuals. Knowing this, the Company feels it is very important to use the resources available to promote the prospects in which the Company has an interest in, sometimes sacrificing short-term losses for long-term gains.

Touring is a vital issue in the advancement of an artist, largely because it gives the consumer a chance to see their favorite personalities and celebrities up close rather than simply on an album. The Company plans to utilize the local, state, circuit, and national venues of touring, pending on the level of growth the particular music has spanned to. Name awareness is key to the decision of the type of touring that will take place, and touring will almost definitely increase the name awareness of the artists in itself. Touring creates many advantages in the local sector, such as increased airtime on radio stations. The Company plans to promote the most promising talents heavily and use the success of these artists to help other artists develop their talent into what could be a tremendous career.

There is a powerful community of musicians, writers, and talent that allows the interaction of new talents and materials in the music industry. The Company is in the process of signing contracts and potential joint ventures with businesses and groups that offer a substantial opportunity of taking advantage of this pool of talent.

The music industry is extremely versatile, able to hold a multitude of styles in an unlimited spectrum of sound. Due to fads and changes in the world's tastes, there is a constant revolving door around new varieties of music entering and leaving the industry scene. With this in mind, the Company believes it is best to be represented by a variety of styles and backgrounds rather than limit itself to a specific niche. This will allow the artists to prove to the Company why they are vital to the Company rather than searching the world over to find someone specific to fill a need in the scope of the Company.

There are two markets to target when developing music talents: the general public and the music industry. Interestingly the music industry holds a significant grasp on what the public wants, molding what the companies want the public to like into radio stations and music stores via request and popularity lists. Therefore, the music industry has a huge influence on the public perception of taste. Targeting venues that have an openness and affinity toward the new are vital to testing the marketability of new artists and their music styles. In dealing with both the proven style industries as well as the experimental styles of music, the Company hopes to offer a wide variance of prospects for the public.

Finally, the Company does not wish to participate in any form of "music" that is detrimental to society or may cause the public to perceive the Company as immoral. The Company knows there are numerous forms of music that are enjoyable and profitable so as to not be forced into signing artists that seem to devalue themselves as well as anyone they are associated with. This is not the direction that the Company wishes or plans to pursue at the present time or in the future.

Manufacturing

The Company does not plan to become a manufacturer of any of the services or products provided on behalf of the Company.

Research and Development

Since its inception, the Company has devoted significant time and some financial resources to research and development activities to develop its current products and services. The Company anticipates that a portion of its ongoing operations will continue to include research and development activities. Research and development expenditures are expected to increase in 2000. There is no assurance that the Company will successfully develop these services, or that competitors will not develop services sooner or services that are superior to the Company's service offerings.

Patents, Trademarks and Proprietary Rights

The Company has not filed any patent applications with respect to its business. Although the Company does not believe that would presently provide a competitive advantage, there is no assurance that in the future patent protection will not be of substantial importance to the Company's business and future prospects.

There is no assurance that a court having jurisdiction over a dispute challenging their validity will not hold patents that may be issued to the Company in the future invalid or unenforceable. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products or services without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

There is no assurance that any particular aspect of the Company's services will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to service useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed services or relating to current or future services, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products, services or technologies that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights to others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority or rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties claiming that the Company's products infringe patents owned by others. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks or infringing products.

Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company obtains a substantial portion of its content and all of its products from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content or products. The Company generally attempts to obtain representations as to the origins and ownership of such licensed content or products and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

The Company has filed numerous songs that it owns the rights to with the American Society of Composers, Authors and Publishers (also referred to as ASCAP).

Competition

The Company will face intense competition in every aspect of its business. Competition in this industry is extremely high and well financed. Large corporations have the ability to outbid on many of the artists that are popular simply because of the revenues they have at their disposal. Since competing for these artists would not only be a waste of time, but a waste of money, it is the goal of the Company to focus on the beginning stages of new artists that are not as courted by such companies. This creates a new competition with smaller companies similar to the Company. Much of the direct competition of these companies comes in the form of specialized music, or companies focusing on a particular area of the music industry. This creates an advantage for the Company in that there will be no specializing, but an acceptance of all types of music.

Government Regulation

Although there are currently few laws and regulations directly applicable to the music production, it is likely that new laws and regulations will be adopted in the United States, and elsewhere, covering issues like extensive copyrights, privacy, pricing, sales taxes and characteristics and quality of music production. The Company's general liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Plan of Operations

The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its revenues and credit line, if and when established, to improve its services, Web site advertising and promotions.

In the Company's opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity. During the next six months certain funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

By the end of fiscal 2000, the Company plans to have successfully introduced its services and eliminated any contractual complications concerning its business. In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require an additional $100,000 in capital.

Despite low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees

As of September 15, 1999, the Company has one full-time employee who is primarily engaged in marketing and sales. Because the Company is in a developmental stage, two part-time consultants provide services to the Company in the areas of ongoing support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing market environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

The Company's executive offices are located at 11423 West Bernardo Court, San Diego, California 92127 in an approximately 300 square foot space. This space, which houses all of the Company's current operations, is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement is approximately $250.

The Company expects to have two full-time employees by the end of 2000. The President will perform a multitude of company functions. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable.

Legal Proceedings

The Company is not presently a party to any material litigation.

Item 8. Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and certain biographical information.

David Spoon - President, Member of the Board of Directors
Mr. Spoon is currently serving as President and is also the Chairman of the Board of Directors. His job responsibilities include general supervision and control of all of the business and affairs of the Corporation. Mr. Spoon has had extensive involvement in the business community. Along side of creating a corporation that grew to over three hundred people, he also functioned as the chief executive officer for five years. He is also the president of Scribbler Productions and the vice president of Tuning Spoon Publishing. He hosted a radio show in Northern Arizona and is preparing to do the same in San Diego. He also currently works with professional athletes in marketing their business and charities as well. Mr. Spoon holds licenses for real estate and investments, and in addition holds three separate ordinations from different denominations.

Jeffery Chatfield - Vice President, Member of the Board of Directors
Mr. Chatfield is currently the Vice President and a Member of the Board of Directors. His job responsibilities will consist of interior operations along with client relations. Mr. Chatfield is also currently the Vice President, Investor Relations of 1st Net Technologies, Inc., a professional Internet company located in San Diego as well. From 1991 to 1995 was Financial Consultant for A.G. Edwards & Sons. From 1995 to 1998 Mr. Chatfield was the Associate Vice President of Presidential Brokerage, Inc., a California corporation. He obtained his B.S. degree in Finance & Banking from National University.

Roger L. Bracken - Secretary & Treasurer, Member of the Board of Directors
Mr. Bracken is currently serving as Secretary and Treasurer and is also a Member of the Board of Directors. His responsibilities with the Company will consist of the Company's accounting records (bills payable, receivable, payroll, taxes, etc.) Mr. Bracken has been in charge of endeavors such as purchasing and owning his own trucking company, and running his own trucking business. From 1978 until 1989, he acted as Business Manager for the Leneta Corporation.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


                  Annual Compensation             Long Term Compensation
                  -------------------             ----------------------
                                                  Other          Restricted
                                                  Annual         Stock       Options/  LTIP          All Other
Name              Title   Year   Salary   Bonus   Compensation   Awarded     SARs(#)   payouts($)    Compensation
----              -----   ----   ------   -----   ------------   -------     -------   -----------   ------------

David Spoon        PRES,  1999   $12,000   $0          $0          -0-         -0-        -0-             $0
                   DIR

Jeffery Chatfield  VP,    1999   $0        $0          $0          -0-         -0-        -0-             $0
                   DIR

Roger L. Bracken   TRES,  1999   $0        $0          $0          -0-         -0-        -0-             $0
                   SEC,
                   DIR

                                       10

In fiscal 1999, the aggregate amount of compensation expected to be paid to all executive officers and directors as a group for services in all capacities will be approximately $12,000.00. Currently, there is no plan to pay any sort of compensation to the executive officers and directors for services in fiscal 2000.

Item 10. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 15, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than five percent of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.



(1)                 (2)                        (3)                       (4)
                    Name and address of        Amount and Nature
Title of Class      beneficial owner           of beneficial owner       Percent
--------------      ----------------           -------------------       -------

Common Stock        David Spoon                7,900,000                 79.0%
                                               Restricted



Item 11. Interest of Management and Others in Certain Transactions

The Company has retained the services of a private investment banking firm that specializes in assisting select companies with equity investment. The firm provides guidance and consultation to the Company, primarily in the areas of preparing corporate finance and public market development. The Company will pay a cash fee of $7,500 as compensation for services to be rendered by the firm.

Item 12. Securities Being Offered

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. As a quasi-California corporation under section 2115 of the California Corporations Code, the Company's shareholders are entitled to cumulative voting in the election of directors. The Company has no shares reserved for its directors and consultants under a stock option plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is currently no public market for the Company's stock. The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

Item 2. Legal Proceedings

There are no legal proceedings pending or threatened against the Company.

Item 3. Changes In and Disagreements With Accountants

The Company has had no changes in or disagreements with its Accountants since inception.

Item 4. Recent Sales of Unregistered Securities


On January 31, 1999, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,100,000 shares of its common stock at a price of $0.05 per share. On March 31, 1999, this offering was completed with all shares being sold and issued for a total of $105,000 being received by the Company, consisting of a total of 21 accredited and 11 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.


Item 5. Indemnification of Directors and Officers

So far as permitted by the California Corporations Code, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

Financial Statements

The issuer only has available audited financial statements for the current fiscal year which are filed as part of this Registration Statement starting on page F-1.

                                    PART III

Exhibits

Item 1. Index to Exhibits

     Exhibit 3
                3a.   Articles
                3b.   Bylaws
     Exhibit 10
                10a.  Business and Right of Song Purchase Agreement
     Exhibit 23
                23a.  Consent of Accountant
                23b.  Consent of Attorney
     Exhibit 99
                99a.  Private Placement Memorandum dated January 31, 1999

Item 2. Description of Exhibits

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                                    110 West A Street, Suite 600
                                                    San Diego, California
                                                    Telephone 619.230.1101

CRAIG W. CONNERS CPA


To the Board of Directors

We have audited the accompanying balance sheet of Anthem Recording West, Inc. a California Corporation as of July 31, 1999, and the related statements of income, retained earnings, and cash flows for the year then ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anthem Recording West, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Craig W. Conners, CPA

San Diego, California
September 15, 1999

                             Anthem Recording West
                                 Balance Sheet
                              As of July 31, 1999

                                                                   Jul 31, '99
                                                                   -----------
ASSETS
   Current Assets
      Checking/Savings
         Wells Fargo                                                34,273.44
                                                                   ----------
      Total Checking/Savings                                        34,273.44
                                                                   ----------

   Total Current Assets                                             34,273.44

   Other Assets
      Copyrights to 36 Songs                                        51,000.00
                                                                   ----------
   Total Other Assets                                               51,000.00
                                                                   ----------

TOTAL ASSETS                                                        85,273.44
                                                                   ==========
LIABILITIES & EQUITY
   Equity
      Capital Stock                                                105,000.00
      Net Income                                                   (19,726.56)
                                                                   ----------
   Total Equity                                                     85,273.44
                                                                   ----------

TOTAL LIABILITIES & EQUITY                                          85,273.44
                                                                   ==========


                  See Auditors Accompanying Notes and Opinion

                              Anthem Recording West
                                Profit and Loss
                         For 7 Months Ending 7/31/1999

                                                                  Jan - Jul '99
                                                                  -------------
   Ordinary Income/Expense
      Expense
         Bank Service Charges                                          153.56
         Consulting Fees                                               158.00
         Officer Compensation
            Officer Salary - David Spoon                             6,415.00
            Officer Salary - Ed Bracken                              6,000.00
                                                                    ---------
         Total Officer Compensation                                 12,415.00

         Organization Costs                                          7,000.00
                                                                    ---------
      Total Expense                                                 19,726.56
                                                                    ---------

   Net Ordinary Income                                             (19,726.56)
                                                                    ---------

Net Income                                                         (19,726.56)
                                                                    =========


                   See Auditors Accompanying Notes and Opinion

                              Anthem Recording West
                            Statement of Cash Flows
                          For 7 Months Ending 7/31/99

Sources:

      Capital Contributions                                     $   105,000.00

Uses:

      Operating Expenses                                        $    19,726.56
      Purchase of Copyrights                                    $    51,000.00
                                                                --------------

      Total Uses                                                $    70,726.56


Net Inflow/Outflow of Capital                                   $    34,273.44
                                                                --------------



                   See Auditors Accompanying Notes and Opinion

                             Anthem Recording West
                            Statement of Cash Flows
                          For 7 Months Ending 7/31/99


Sources:

      Capital Contributions                                     $   105,000.00

Uses:

      Operating Expenses                                        $    19,726.56
      Purchase of Copyrights                                    $    51,000.00
                                                                --------------

      Total Uses                                                $    70,726.56




                   See Auditors Accompanying Notes and Opinion

                              Anthem Recording West
                         Notes to Financial Statements
                         For the 7 months ended 7/31/99

1. Anthem Recording West is a new corporation formed for the purpose of publishing music. The company has purchased the rights to 36 songs for which existing copyrights exist. Those songs were purchased from Tuning Spoon Music, owned by William Jay Spoon. William J. Spoon is the brother of the President and majority shareholder of Anthem Recording West. There is no evidence to suggest that the transaction was anything other than arms-length and those songs were valued based on historical cost bases. There is always variations in the valuation of artistic endeavors, however, each song has a value of $1,416.66 and according to management is appropriately valued.

2. The agreement to purchase the 36 songs are all recorded as copyrights at the Library of Congress as recorded songs. At the time of this report the copyright registration has not been transferred to the rightful owner, Anthem Recording West. Management has represented the necessary forms have been prepared and filed with the Library of Congress to sufficiently protect their use.

3. The financial statements have been prepared according to Generally Accepted Accounting principles and based on the accrual method of accounting.


4. The capital structure consists of the issuance and outstanding of 10,000,000 common stock shares. Currently, David Spoon, President has been issued 7,900,000 as compensation for services. The offering of 2,100,000 shares has been successful and said shares have been issued to 32 shareholders. All 2,100,000 shares were issued for cash at the rate of $0.05 per share. The shares have a par value of $0.001 per share.


5. The intangible asset Copyright of 36 songs is not being amortized as the copyright may continue indefinitely. The Organization Costs are not being capitalized because the company was formed on 1/4/99 and pursuant to SFAS No. 7 they should be expensed when incurred.

6. The company has realized no revenues and consequently may be a going-concern question. It is not uncommon however, for businesses to not realize income as a new business enterprise. Because the business does not require a significant amount of money to operate it does not appear in jeopardy as of the date of this report.

                                   SIGNATURES


The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on January 19, 2000.


                                             ANTHEM RECORDING WEST, INC.



                                             /s/ David Spoon
                                             ---------------------------------
                                             David Spoon, President


                                       14